March 13, 2003

Mr. Nick Liuzza, Jr.
Chief Executive Office and President
New Age Staffing Inc.
2416 21st Avenue, Suite 302
Nashville, TN  37212

Dear Nick:

     This Letter of Intent (the "Letter of Intent") sets forth certain binding agreements between Lifen, Inc., a Delaware corporation d/b/a/ Crdentia ("Purchaser") and New Age Staffing, Inc. ("New Age"), and Nick Liuzza, Sr. and Nick Liuzza, Jr. ("Stockholders"; and together with New Age, "Seller") with respect to the essential terms of the merger of the Seller's business (the "Business") with the Purchaser (the "Transaction").

     1. Transaction Structure. Purchaser, through a wholly owned subsidiary, will merge with Seller, which merger will involve the exchange of (i) all of the outstanding shares of the stock of Seller (the "Shares"), on a fully diluted basis; and (ii) all outstanding options (both vested and unvested), warrants and other rights to acquire shares of the stock of Seller, for the Purchase Price (as hereinafter defined). Notwithstanding the foregoing, the parties recognize that the structure of the Transaction is subject to continuing review and analysis and that it may be necessary or appropriate to change the structure as a result of tax, accounting or other considerations, as may be mutually and reasonably agreed by Seller and Purchaser.

     2. Purchase Price Adjustment. The Purchase Price will be an amount equal to 7.75 times New Age's earnings before interest, taxes, depreciation, amortization ("EBITDA") as reported by a CPA firm acceptable to and engaged by Purchaser in New Age's audited financial statements containing an unqualified opinion for the year ended December 31, 2002 (the "Base Year"), payable in the following manner: (i) 35% in cash (the "Cash Amount") in immediately available funds; and (ii) 65% by the delivery of shares of Purchaser's common stock ("Purchaser's Common Stock"). The Transaction is intended to be structured as a tax free reorganization under Internal Revenue Code. The Purchase Price will be subject to two post-closing adjustments to account for the incremental cumulative increase (if any) in New Age's annual EBITDA as of December 31, 2003 ("Fiscal 2003") as compared with the New Age's annual EBITDA as of the Base Year, and the incremental cumulative increase (if any) in New Age's annual EBITDA as of December 31, 2004 ("Fiscal 2004") as compared with New Age's annual EBITDA as of the Base Year plus or minus New Age's annual EBITDA for Fiscal 2003. Any incremental cumulative increase in New Age's annual EBITDA for Fiscal

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2003 shall be multiplied by 7.75 for purposes of calculating the post-closing adjustment and any incremental cumulative increase in New Age's annual EBITDA for Fiscal 2004 shall be multiplied by 5 for purposes of calculating the post-closing adjustment. Such amounts shall be calculated based upon the internally prepared financial statements of New Age for fiscal years 2003 and 2004, and any increase in Purchase Price will be payable to the Stockholders 35% in cash in immediately available funds and 65% in shares of Purchaser's Common Stock. Any post-closing of the Purchase Price will be payable within five business days of the filing of Purchasers Form 10-K. The Purchase Price will be subject to a cap of $15 million.

     3. Valuation of Purchaser's Common Stock. For purposes of valuing Purchaser's Common Stock to determine the number of shares deliverable as part of the Purchase, the merger agreement shall require a valuation of Purchaser's Common Stock (i) with respect to the shares deliverable at the Closing utilizing the valuation of Purchaser reflected in the terms of the New Investment (as defined in Section 5 below) and (ii) with respect to all shares of Purchaser's Common Stock due with respect to post-closing adjustments to the Purchase Price, the average closing price of Purchaser's Common Stock in the public markets over less 15 trading day period ending two days prior to delivery of such additional shares. Purchaser shall initiate a blackout period with respect to trading of Purchaser's Common Stock by Purchaser's insiders during such 15 day period.

     4. Management of New Age During the Earn Out Period. Through and including December 31, 2004, Purchaser shall maintain New Age as a separate subsidiary of Purchaser, and the Definitive Agreements shall be provide for mutually agreed upon protections designed to ensure the Business is operated reasonably and in good faith in a fashion not to interfere with or adversely affect the growth of the Business. Without limiting the foregoing, New Age shall have the exclusive right to service the accounts listed on Exhibit A through December 31, 2004.
The Definitive Agreement shall further provide for separate accounting for New Age's EBITDA to provide for customary accounting protections (including specification of mutually agreed upon inter-company overhead allocations) designed to avoid manipulation of New Age's EBITDA. The Definitive Agreements will establish a procedure for review of New Age's EBITDA calculations and for any adjustments necessary as a result of changes in accounting or extraordinary transactions, such as the sale of Purchaser itself.

     5. New Investment. The Closing shall be conditioned upon Purchaser's obtaining at least $2,000,000 in gross proceeds from a private placement of its stock on or prior to the Closing Date (the "New Investment").

     6. Closing. Upon the acceptance of this Letter of Intent by Seller, Purchaser and Seller will negotiate the terms of a definitive agreement with respect to the Transaction (the "Definitive Agreement"), and the parties will consummate the Transaction (the "Closing") as soon as possible.

     7. Due Diligence. Seller shall (i) cooperate fully with the Purchaser and the directors, officers, employees, accountants, lawyers, brokers, financial advisors, and any other agents or representatives of Purchaser or its subsidiaries (if any) (collectively, the "Purchaser's Representatives") with respect to the Purchaser's due diligence investigation of Seller; and (ii) cause the stockholders, members, directors, officers, employees, accountants, lawyers,

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brokers, financial advisors, and any other agents or representatives of Seller or its subsidiaries (if any) (collectively, the "Seller's Representatives;" and together with the Purchaser's Representatives, the "Representatives") to cooperate fully with Purchaser and the Purchaser's Representatives with respect to the Purchaser's due diligence investigation of Seller. Without limitation of the foregoing, Seller shall provide Purchaser and the Purchaser's Representa-tives with prompt and complete access during normal business hours to the Seller's key employees, accountants (including outside accountants), facilities, books, records, contracts and all other information and data pertaining to Seller and its subsidiaries (if any) (collectively, the "Due Diligence Information"). Purchaser shall not have any obligation to continue with its due diligence investigation or negotiations regarding the Definitive Agreement if, at any time, the results of its due diligence investigation are not satisfactory to Purchaser for any reason in its sole discretion.

     8. No-Shop Agreement. Seller recognizes that Purchaser has and will expend considerable money, resources and time performing its due diligence investiga-tion of Seller and negotiating the Definitive Agreement. Accordingly, following the execution of this Letter of Intent and at any time prior to the earlier of
(a) the five month anniversary of the date of this Letter of Intent (the "Drop-Dead Date") and (b) the earlier termination of this Letter of Intent in accordance with the terms hereof, Seller shall, and Seller shall cause Seller's Representatives to, (i) immediately halt any discussions with third parties regarding any transaction the closing of which will be mutually exclusive with the consummation of the Transaction (such a transaction being referred to hereinafter as a "Competing Transaction"); and (ii) not to hold any discussions with, provide any information or respond to, any inquiry made by any third party concerning a proposed acquisition or cooperate in any way with, agree to, assist or participate in, solicit, consider, entertain, facilitate or encourage, any effort or attempt by any third party to do or seek any of the foregoing. If at any time prior to the earlier of (x) the Drop-Dead Date and (y) the termination of this Letter of Intent in accordance with the terms hereof, Seller is approached in any manner by a third party concerning a Competing Transaction
(a "Competing Party"), Seller shall promptly inform Purchaser regarding such contact and furnish Purchaser with a copy of any inquiry or proposal, or, if not in writing, a description thereof, including the name of such Competing Party.

     9. Good Faith Negotiation. Purchaser and Seller hereby agree to use best efforts to promptly negotiate in good faith and execute the Definitive Agreement and all other documentation necessary to consummate the Transaction (collectively, the "Transaction Documents") as soon as possible. Parties agree that this Letter of Intent contains all material terms with respect to the Transaction and is intended to be binding in accordance with its terms.
Seller hereby acknowledges and agrees that Purchaser intends to raise equity financing based on the terms of this Letter of Intent.

     10. Certain Remedies. It is understood and agreed that money damages will not be a sufficient remedy for any breach of paragraph 8 or 9 hereof by Seller or any of Seller's Representatives and that Purchaser shall therefore be entitled to seek equitable relief, including an injunction or specific performance, as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of paragraph 8 or 9 hereof but shall be in addition to all other remedies available at law or equity. Without limiting the generality of the foregoing, if (i) Seller or Seller's Representa-tives breach paragraph 8 or 9 hereof and this Letter of Intent is terminated by

Purchaser as a result thereof or (ii) Seller terminates this Letter of Intent without a breach of this Letter of Intent by Purchaser and except for termina-tions under paragraph 22(iii) or (iv), Seller will promptly reimburse Purchaser for its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys' fees, audit fees and reasonable travel expenses by Purchaser's employees or consultants to Seller's places of business) incurred in connection with the Transaction. If the Seller terminates under paragraph 22
(iii) or (iv), Seller shall have no liability for Purchaser's expenses.

     11. Definitive Agreement. Purchaser and its counsel shall be responsible for preparing the initial draft of the Definitive Agreement. The Definitive Agreement will be in a form customary for transactions of this type and will include, in addition to those matters specifically set forth in this Letter of Intent, customary and comprehensive representations, warranties, indemnifica-tions, covenants, agreements and conditions to closing. The representations and warranties of the parties will survive the Closing for 18 months, except for representations in the warranties regarding taxes, environmental conditions and title to the Shares, which shall survive indefinitely. The Definitive Agreement will also provide for the delivery of customary legal opinions.

     12. Pre-Closing Covenants. In connection with the consummation of the Transaction, the parties hereto will cooperate with each other and proceed, as promptly as reasonably practicable, to (i) seek to obtain all necessary consents and approvals from their respective boards of directors, lenders, landlords and other third parties (including all certificates, permits and approvals required in connection with Purchaser's operation of the business of Seller); and (ii) prepare, distribute and file any applications, notices and filings required by governmental bodies. Pending execution of the Definitive Agreement, Seller will continue to operate the Business in the ordinary course, consistent with past practice and use its best efforts to maintain its business and assets.

     13. Employment Agreement. At the Closing, New Age will enter into an employment agreement (the "Employment Agreement") with Mr. Nick Liuzza, Jr. ("Mr. Liuzza") to employ Mr. Liuzza as President of New Age for a period of at least three years from the Closing Date. In exchange for his services as President of New Age, Mr. Liuzza shall receive an annual base salary of $90,000, with only $45,000 of Mr. Liuzza's annual salary to be deducted from New Age's EBITDA for fiscal year 2003 for purposes of calculating the post-closing adjustment to the Purchase Price. All other terms of the Employment Agreement shall be reasonably acceptable to both Purchaser and Mr. Liuzza. Mr. Liuzza may terminate the Employment Agreement if Purchaser breaches the Definitive Agreement or other Transaction Documents in a material fashion following the Closing.

     14. Shareholder's Agreement. At the Closing, the Stockholders, Purchaser and other stockholders of Purchaser holding in excess of 51% of Purchaser's Common Stock of the Closing (after taking into account the New Investment) will enter into a shareholder's agreement obligating its signatories to elect Mr. Liuzza as a member of the Board of Directors of Purchaser and to maintain Mr. Liuzza as a member of the Board of Directors of Purchaser until December 31, 2004 (subject to removal for cause). The Transaction Documents shall make such other arrangements as are reasonably necessary to ensure that Mr. Liuzza will remain on Purchaser's board of directors through December 31, 2004 (subject to removal for cause). At the Closing, Purchaser's Board of Directors will also establish a special three member board committee of the Purchaser's Board of Directors to approve and evaluate proposed acquisitions prior to a full Board vote, and Mr. Liuzza shall hold a seat on such committee through and including December 31, 2004.

     15. Non Competition Agreements. As a condition to the Closing, Mr. Liuzza will enter into a customary non-disclosure/non-compete/non-solicitation agreement with New Age. The term of this agreement will equal the greater of
(i) three years from the Closing; or (ii) two years following separation employment with Purchaser. Such agreement shall be terminable at Mr. Luizza's election if Purchaser breaches the Definitive Agreement or other Transaction Documents in a material fashion following the Closing; provided, however, that Mr. Liuzza elects to terminate such agreement he shall concurrently resign from Purchaser's Board of Directors.

     16. Registration Rights Agreement. At the Closing, Purchaser shall enter into a registration rights agreement with the Stockholders entitling the Stockholders to (i) piggyback registration rights in connection with any future public offering of Purchaser's stock (subject to cutback at underwriter's discretion) and (ii) unlimited S-3 registrations for proposed sale of stock valued in excess of $2,000,000 which S-3 registration rights may not be exercised until the Purchaser is eligible for form S-3.

     17. Preemptive Right. So long as the Stockholders hold in the aggregate at least 500,000 shares of Purchaser's Common Stock, the Stockholders shall have a right of first offer to purchase up to their pro rata share (based upon a percentage of Purchaser's outstanding shares of Common Stock) of any equity securities offered by Purchaser (other than a transaction registered under the Securities Act of 1993), on the same price and terms and conditions as the Purchaser offers such securities to other potential investors. This right shall not apply to the issuance by Purchaser of shares of the Purchaser's Common
Stock: (i) upon conversion of Purchaser's preferred stock; (ii) in connection with the issuance of stock incentives to its directors, officers, employees and consultants, (iii) in connection with an acquisition transaction; (iv) to strategic partners; or (v) in connection with any loan, equipment leasing or similar commercial finance transactions.

     18. Costs and Expenses. Except as provided in paragraph 10 above and except for the cost of auditing New Age prior to closing (which shall be paid for by Purchaser unless Seller is required to reimburse Purchaser for such expense under paragraph 10), each party hereto will pay all of its own costs and expenses incurred at any time in connection with the negotiations or consummation of the Transaction, including legal fees, broker's fees, finder's fees, fees of financial advisors and accountants and expenses of its Representatives, whether or not the Transaction is consummated. Notwithstanding the foregoing, Stockholders shall pay cost and fees of their counsel and New Age shall not be responsible for or pay for such fees.

     19. Indemnification. Seller represents and warrants that Purchaser will not incur any liability, in connection with the Transaction, to any third party (collectively, "Third Parties") with whom Seller or Seller's Representatives have had discussions regarding the sale of the Shares. Seller shall pay any broker's commissions or finder's fees due pursuant to the terms of any agreement between Seller and a Third Party. Seller hereby indemnifies, defends and holds harmless Purchaser, its officers, directors, stockholders, lenders and affiliates from any claims by or liabilities to Third Parties, including any legal or other expenses incurred in connection with the defense of such claims. This paragraph will survive the termination of this Letter of Intent.

     20. Governing Law. The Binding Provisions of this Letter of Intent will be governed by and construed under the laws of the State of Delaware without regard to conflicts of laws principles.

     21. Arbitration. Any controversy or claim arising out of or relating to this Letter of Intent, or the breach thereof, shall be settled by arbitration in front of a sole arbitrator administered by the American Arbitration Association in accordance with its commercial rules and judgement upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The arbitrator appointed under this paragraph 21 shall be qualified by education or experience in the subject matter of the submitted dispute. The place of the arbitration shall be Denver, Colorado.

     22. Termination. The Binding Provisions of this Letter of Intent may be terminated (i) by mutual written consent of Purchaser and Seller; (ii) by Purchaser pursuant to Section 7; (iii) upon written notice by one party to the other at any time after the Drop Dead Date; (iv) by Seller, if Seller determines that Purchaser or any officer or director of Purchaser has violated any federal or state law whose violation can reasonably be expected to have a material adverse effect on Purchaser. Upon termination of this Letter of Intent in accordance with the terms hereof, the parties shall have no further rights or obligations hereunder, except with respect to those matters that explicitly survive any such termination (including, without limitation, Seller's obligation, under certain circumstances, to reimburse Purchaser pursuant to paragraph 10 above).

     23. Entire Agreement. This Letter of Intent constitute the entire agreement between the parties and supersede all prior oral or written agreements, understandings, representations and warranties, and dealings between the parties on the subject matter hereof.

     24. Amendment. This Letter of Intent may be amended or modified only by a writing executed by each of the parties.

     25. Notices. All notices required hereunder or pertaining hereto shall be in writing and shall be deemed delivered and effective upon either (a) five days after deposit in the U.S. mail, via certified mail, return receipt requested (b) personal delivery, (c) electronic confirmation of a telecopy transmission received in its entirety at the applicable telecopy number indicated below, after which the notice will be sent within two business days by recognized express courier service, to the address specified below, or (d) the earliest of delivery, refusal of the addressee to accept delivery or failure of delivery after at least one attempt during normal business hours, in each case as such events are recorded in the ordinary business records of the delivery service, which will be by recognized express courier service (such as United Parcel Service), with all charges prepaid or charged to the sender's account, to the applicable address set forth below or at such other address as shall be specified in writing in accordance with this paragraph:

          If to Purchaser:        James Durham, CEO
                                  Lifen, Inc.
                                  455 Market Street, Suite 1220
                                  San Francisco, CA  92105
                                  Fax number: (415) 543-1415

          with a copy to:         Steven G. Rowles, Esq.
                                  Morrison & Foerster LLP
                                  3811 Valley Centre Drive, Suite 500
                                  San Diego, CA  92130
                                  Fax number: (858) 720-5125

          If to Seller:	          Nick Liuzza, Jr.
                                  New Age Staffing Inc.
                                  2416 21st Avenue, Suite 302
                                  Nashville, TN  37212
                                  Fax number: __________

          with a copy to:         F. Rivers Lelong
                                  Jones, Walker, Waechter, Poitevent,
                                  Carrere and Denegre
                                  201 St. Charles Avenue
                                  New Orleans, LA  70170
                                  Fax number:(504) 582-8583

          If to Stockholders:     Nick Liuzza, Jr.
                                  New Age Staffing Inc.
                                  2416 21st Avenue, Suite 302
                                  Nashville, TN  37212
                                  Fax number: __________

     26. Counterparts. This Letter of Intent may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Letter of Intent and all of which, when taken together, will be deemed to constitute one and the same instrument.

     Please sign and date this Letter of Intent in the space provided below to confirm the mutual agreements set forth herein and return a signed copy to the undersigned by the close of business on March 17, 2003. Upon receipt of a signed copy of this Letter of Intent, we will proceed with our plans for consummating the Transaction in a timely manner.

                                    Very truly yours,

                                    LIFEN, INC. d/b/a Crdentia

                                    /s/ James D. Durham
                                    --------------------------------------------
                                        James D. Durham, Chief Executive Officer


ACCEPTED AND AGREED as of the 17th day of March, 2003

NEW AGE STAFFING, INC.

By: Nick Liuzza, Jr.
Name: Nick Liuzza, Jr.
Its: President / CEO

/s/ Nick Liuzza, Jr.    3/17/03
---------------------------------
    Nick Liuzza, Jr.


/s/ Nick Liuzza, Sr.    3/17/03
---------------------------------
    Nick Liuzza, Sr.

                                   EXHIBIT A


Providence, RI
Rhode Island Hospital,
Hasbro
Women and Infants
Memorial Hospital
Roger Williams
Miriam
Newport Hospital

Birmingham, AL (All Hospitals)
Montgomery AL  (All Hospitals)
Jasper, AL (All Hospitals)
Alabaster, AL (All Hospitals)

New Orleans, LA
Doctors Hospital
East Jefferson
Meadowcrest
Advanced Care,
Children's Hospital
Kindred Hospital
Lifecare Hospital
Meadowcrest
Memorial,
Baptist
Mercy
St. Charles General
St. Tammany Hospital
Thibodaux
Tulane Medial Center
Touro Medical Center

Nashville, TN
Vanderbilt Medical Center
Baptist Medical Center
St. Thomas Medical Center
Middle TN Medical Center

Shelbyville, TN
Beadford County

Santa Cruz, CA
Dominican

Bakersfield, CA
Mercy Hospital
Mercy Southwest Hospital
Mercy Westside Hospital
Bakersfield Memorial Hospital
Memorial Center for Behavioral Health

Rock Springs, WY
Memorial Hospital of Sweetwater County
Easton, MD
Shore Health Systems
Boston Mass
Beth Israel Deaconess
New England Medical Center
Fall River Mass
St. Annes Hospital
Springfield, MA
Baystat